AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 1, 2008

                                       INVESTMENT COMPANY ACT FILE NO. 811-21285
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                   SCHEDULE TO
                          ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(E)(1) OF THE
                      SECURITIES EXCHANGE ACT OF 1934)


              MAN-GLENWOOD LEXINGTON ASSOCIATES PORTFOLIO, LLC
              ------------------------------------------------
                              (NAME OF ISSUER)


              MAN-GLENWOOD LEXINGTON ASSOCIATES PORTFOLIO, LLC
              ------------------------------------------------
                      (NAMES OF PERSON(S) FILING STATEMENT)


                       LIMITED LIABILITY COMPANY INTERESTS
                       -----------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                       -------------------------------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                             KIRSTEN GANSCHOW, ESQ.
                MAN-GLENWOOD LEXINGTON ASSOCIATES PORTFOLIO, LLC
                        123 N. WACKER DRIVE, 28[TH] FLOOR
                                CHICAGO, IL 60606
                                 (312) 881-6500
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
   RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                  --------------------------------------------

                                   COPIES TO:
                            MICHAEL S. CACCESE, ESQ.
                 KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP
                          STATE STREET FINANCIAL CENTER
                               ONE LINCOLN STREET
                                BOSTON, MA 02111

                            CALCULATION OF FILING FEE

       TRANSACTION VALUATION: $15,000,000*       AMOUNT OF FILING FEE: $589.50**


 * Calculated at the aggregate maximum purchase price to be paid for interests in the offer.
**     Calculated at $39.30 per $1,000,000.00 of the Transaction Valuation.

| | Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid: _______________  Filing Party:___________________
       Form or Registration No.:______________  Date Filed:_____________________

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:
       | |      third-party tender offer subject to Rule 14d-1.
       |X|      issuer tender offer subject to Rule 13e-4.
       | |      going-private transaction subject to Rule 13e-3.
       | |      amendment to Schedule 13D under Rule 13d-2.

       Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

ITEM 1.   SUMMARY TERM SHEET.

Reference is made to the Summary Term Sheet of the Offer to Purchase that is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

ITEM 2.   SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is Man-Glenwood Lexington Associates Portfolio, LLC (the "Fund"), a closed-end investment company organized as a Delaware limited liability company. The Fund is structured as a "master" fund, and the Fund's feeder funds invest all their assets in the Fund. All portfolio investments are made at the Fund level. This structure is sometimes called a "master/feeder" structure. The Fund's feeder funds, which consist of a private fund that was the predecessor of the Fund and which transferred its assets to the Fund, Man- Glenwood Lexington, LLC and Man-Glenwood Lexington TEI, LLC, which are registered closed-end investment companies (collectively, the "Feeder Funds"), are simultaneously tendering for their own interests and units. The principal executive offices of the Fund are located at 123 North Wacker Drive, 28[th] Floor, Chicago, IL 60606, (312) 881-6500.

(b) The title of the securities being sought is limited liability company interests ("Interests"). As of March 31, 2008 there were approximately $153,116,958.51 of Interests issued and outstanding.

(c) The Interests are not currently traded on an established secondary trading market.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Fund is tendering for its own Interests. The Fund will repurchase Interests equivalent in value to the value of the units and interests in the Feeder Funds tendered to the Feeder Funds by their investors. The information required by this Item is set forth in Item 2(a) above.

(b)-(d) Not applicable.

ITEM 4.   TERMS OF THE TRANSACTION.

(a)(1)

        (i) The Fund is seeking tenders for Interests having an aggregate net asset value on June 30, 2008 not to exceed $15,000,000 (the "Offer").

        (ii) For each Interest tendered, the security holder will receive a cash amount equal to the net asset value per Interest (the "NAV") calculated on June 30, 2008, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 1, 2008 (the "Offer to Purchase"), with the balance determined as set forth in the Offer to Purchase. A copy of the Offer to Purchase and the related Letter of Transmittal is attached hereto as Exhibit
(a)(1)(i) and Exhibit (a)(1)(ii), respectively. Reference is hereby made to the Cover Page, Section 2 "Offer to Purchase and Price" and Section 6 "Repurchases and Payment" of the Offer to Purchase, which are incorporated herein by reference.

        (iii) The Offer is scheduled to expire on May 30, 2008, unless extended. Reference is hereby made to the Cover Page, Summary Term Sheet,
Section 2 "Offer to Purchase and Price" and Section 5 "Withdrawal Rights" of the Offer to Purchase, which are incorporated herein by reference.

        (iv)    Not applicable.

        (v)     Reference is hereby made to Cover Page, Summary Term Sheet and
Section 7 "Certain Conditions of the Offer" of the Offer to Purchase, which are incorporated herein by reference.

        (vi) Reference is hereby made to Section 5 "Withdrawal Rights" of the Offer to Purchase, which is incorporated herein by reference.

        (vii) Reference is hereby made to the Cover Page, Section 4 "Procedure for Tenders" and Section 5 "Withdrawal Rights" of the Offer to Purchase, which are incorporated herein by reference.

        (viii) Reference is hereby made to Section 4 "Procedure for Tenders" of the Offer to Purchase, which is incorporated herein by reference.

        (ix) Reference is hereby made to the Cover Page and Section 6 "Repurchases and Payment" of the Offer to Purchase, which are incorporated herein by reference.

        (x) Reference is hereby made to Section 9 "Certain Federal Income Tax Consequences" of the Offer to Purchase, which is incorporated herein by reference.

        (xi) Reference is hereby made to Section 4 "Procedure for Tenders" and Section 9 "Certain Federal Income Tax Consequences" of the Offer to Purchase, which are incorporated herein by reference.

        (xii) Reference is hereby made to Section 9 "Certain Federal Income Tax Consequences" of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)  Not applicable.

(b) The Fund does not expect affiliates of the Fund to tender to the Fund, through the Fund's private feeder fund, in response to the Offer. As set forth in the Fund's Registration Statement, the predecessor to the Fund contributed its assets to the Fund. Interests reflecting ownership of those assets are held by the private feeder fund in which affiliates of the Fund own beneficial interests. The Offer is available equally to the Feeder Funds on the same terms.

(c)-(f) Not applicable.

ITEM 5.   PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)-(d) Not applicable.

(e) The Fund does not know of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund or the Feeder Funds, any of the Fund's or the Feeder Fund's executive officers or directors, any person controlling the Fund or the Feeder Funds, or any executive officer or director of any corporation ultimately in control of the Fund or the Feeder Funds and any person with respect to any securities of the Fund or the Feeder Funds (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS AND PROPOSALS.

(a) Reference is hereby made in Section 1 "Background and Purpose of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is hereby made to Section 1 "Background and Purpose of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is hereby made to Section 8 "Certain Information About the Fund" of the Offer to Purchase, which is incorporated herein by reference. The Fund is currently engaged in a private offering, from time to time, of its Units. The Fund is a "master" fund in which the Feeder Funds invests all their assets. The Feeder Funds have the same investment objective as the Fund. All investments are made at the Fund level. This structure is sometimes called a "master/feeder" structure. The Fund does not have any plans, proposals or negotiations that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) a purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present board of managers or management of the Fund, including but not limited to, any plans or proposal to change the number or the term of managers or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; (6) any class of equity securities of the Fund to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (7) any class of equity securities of the Fund becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 (the "1934 Act"); (8) the suspension of the Fund's obligation to file reports under Section 15(d) of the 1934 Act; (9) the acquisition by any person of additional securities of the Fund or the disposition of securities of the Fund other than as set forth in the Fund's registration statement; or (10) any changes in the Fund's charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

(a)-(d) Reference is hereby made to Section 6 "Repurchases and Payment" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)     The Fund does not hold any Interests in treasury.

(b) Reference is made to Section 8 "Certain Information About the Fund" of the Offer to Purchase, which is incorporated herein by reference. Except as set forth in Section 8, there have not been any transactions involving the Interests that were effected during the past 60 days by the Fund, any executive officer or manager of the Fund, any person controlling the Fund, any executive officer or director of any corporation ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary. Within the past 60 business days pursuant to the private offering of its Interests, the Fund has sold approximately $3,037,084.87 of Interests at prices equal to the NAV on the date of each such sale. The Fund issues Interests to the Feeder Funds in private placement transactions that do not involve any "public offering" within the meaning of
Section 4(2) of the Securities Act of 1933 in amounts equal to the aggregate value of shares of the Fund sold to the public. Within the past 60 business days, the Fund issued approximately $3,037,084.87 in aggregate amount of Interests.

ITEM 9.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

(b)     Not applicable.

ITEM 10.  FINANCIAL STATEMENTS.

(a) The Fund's financial information for the period ended March 31, 2007 has been audited by Deloitte & Touche LLP, and is incorporated herein by reference to the reports filed with the SEC on June 5, 2007 for the Fund (File number 811-21285). Copies of the financial information may be found on the SEC's website at www.sec.gov or may be obtained free of charge by calling the Fund at (414) 299-2000.

(b)     Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

(a)     (1)     None

        (2)     None

        (3)     Not Applicable.

        (4)     Not Applicable.

        (5)     None

(b) The Offer to Purchase, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference in its entirety.

ITEM 12.  EXHIBITS.

(a)     (1)     (i)     Offer to Purchase.

                (ii)    Form of Letter of Transmittal.

                (iii)   Letter to Members.

        (2)-(4) Not applicable.

        (5)     (i)     Audited Financial Statements of Man-Glenwood Lexington
                        Associates Portfolio, LLC for the fiscal year ended
                        March 31, 2007.*

(b)     Not applicable.

(d)     Not applicable.

(g)     Not applicable.

(h)     Not applicable.

* Incorporated by reference to the Fund's Report for the fiscal year ended March 31, 2007 on Form N-CSR as filed with the Securities and Exchange Commission on June 8, 2007.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           MAN-GLENWOOD LEXINGTON ASSOCIATES
                                           PORTFOLIO, LLC


                                           By:   /s/ John B. Rowsell
                                                 -------------------------------
                                                 John B. Rowsell
                                                 President

May 1, 2008


EXHIBIT INDEX

EXHIBIT

(a)(1)(i)       Offer to Purchase.

(a)(1)(ii)      Form of Letter of Transmittal.

(a)(1)(iii)     Letter to Members.